Exhibit 99.1

IsoEnergy Provides Update on Wildfire Activity Near Larocque East Project, Athabasca Basin

TORONTO, June 29, 2026 /CNW/ - IsoEnergy Ltd. ("IsoEnergy", or the "Company") (NYSE American: ISOU) (TSX: ISO) provides the following update regarding wildfire activity in the vicinity of its Larocque East project (the "Project") in northern Saskatchewan. A wildfire, believed to have been caused by lightning, is currently burning in the vicinity of the Project. While the fire is not currently posing a direct threat to the Project site, the Saskatchewan Public Safety Agency ("SPSA") has advised that conditions are too dangerous for exploration work to proceed.

As advised by the SPSA, IsoEnergy has completed an orderly evacuation of most of its field personnel from the Project and has temporarily suspended exploration activities. Based on current guidance from the SPSA, personnel could remain away from the Project for up to one week, subject to changing wildfire conditions. Three contractors remain at the camp to operate pumps and sprinkler systems as a precautionary measure to help protect site infrastructure. Should the wildfire pose a direct threat to the camp, these personnel will be evacuated immediately in accordance with established safety protocols. The safety of the Company's employees and contractors remains its highest priority.

The Company confirms that all personnel have been accounted for and no injuries have been reported. As part of the evacuation, crews have implemented precautionary measures to help protect the camp, drill core storage and equipment where it is safe to do so. The Company is also working closely with the SPSA and is seeking confirmation regarding measures to protect Project infrastructure while access to the site remains restricted.

IsoEnergy continues to monitor the situation in coordination with the SPSA and will provide further updates as warranted. Exploration activities will resume once authorities determine it is safe to return to site. Based on current productivity and a typical summer drill season, a one-week evacuation should not impact the Company's ability to complete the current 8,000 metre drill program.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

X: @IsoEnergyLtd
www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of U.S. securities laws (collectively, "forward-looking statements"). Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". The forward-looking information includes statements with respect to the potential impact of the fire on the Project site and infrastructure, including the camp, drill core storage and equipment; the  resumption of exploration activities at the Project and the expected timing thereof; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions related to the duration of the suspension of exploration activities and the return to normal operations; expectations regarding the effectiveness of precautionary measures undertaken to protect the Project infrastructure;  that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: risks with respect to the duration and severity of the wildfires and the impact on the Project; the inability to effectively protect the Project infrastructure; negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry; and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking statements are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: For More Information, Please Contact: Philip Williams, CEO and Director, info@isoenergy.ca, 1-833-572-2333

CO: IsoEnergy Ltd.

CNW 07:00e 29-JUN-26